EXHIBIT NO. 21

Subsidiaries of Registrant

Subsidiaries	Percentage Owned	Jurisdiction or State of Incorporation
Union Financial Statutory Trust I	100%	Connecticut
Provident Community Bank	100%	United States
Provident Financial Services, Inc. (1)	100%	South Carolina

(1)	A wholly-owned subsidiary of Provident Community Bank.